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                                                                       Exhibit 2

                                  NEWS RELEASE
                      LOMAK SIGNS $38 MILLION ACQUISITION

FORT WORTH, TEXAS, APRIL 8, 1996. . . LOMAK PETROLEUM, INC. announced today that it had agreed to acquire a group of oil and gas properties from a private company for $38 million. As of January 1, 1996, the properties were estimated to contain proven reserves of 63.0 Bcf of gas and 2.1 million barrels of oil (75.4 Bcf equivalents). Approximately 90% of the reserves are in Texas, Oklahoma and New Mexico with the remainder in the Rocky Mountains. The Company plans to resell the Rocky Mountain properties or to trade them for properties in its existing core operating areas. The properties include 288 producing wells and 108 proven recompletion and development drilling opportunities. Also included are 17,300 net acres located in east and south Texas which provide significant exploitation and exploration potential. Closing, which is subject to final due diligence and regulatory approval, is expected within forty-five days.

Including the pending transaction, Lomak will have acquired $57 million of properties in 1996. On a pro forma basis, these purchases would have increased year end 1995 proved reserves by 36% to 406 Bcfe. The pretax present value of the reserves would have risen 31% to $300 million. In aggregate, the reserves acquired in 1996 will have been purchased at an average cost of $.53 per Mcfe.

                       PROVED OIL AND GAS RESERVE SUMMARY
                                    (000'S)

                                                                December 31, 1995
                                                                                                           Percent
                                                       Historical              Pro Forma (1)                Change
                      Proved reserves
                         Oil (Bbl)                        10,845                  14,740                  +   35.9%
                         Gas (Mcf)                       233,629                 317,740                  +   36.0%
                         Mcfe (6:1)                      298,698                 406,178                  +   36.0%

                      Future net cash flow (2)         $ 413,192               $ 555,542                  +   34.5%

                      Present value (3)                $ 229,296               $ 300,597                  +   31.1%

    __________

    (1) Pro forma to include closed or announced acquisitions through April 8, 1996.
    (2) Based on product prices and costs then in effect held constant for the life of the properties.
    (3) On a pre-tax basis, at a 10% discount rate.


Lomak also announced that it had sold 600,000 shares of its common stock to a limited number of institutional investors for a net consideration of approximately $7 million. The proceeds will be used to fund a portion of the $38 million acquisition. The remaining portion of the purchase will be funded by borrowings under the Company's existing revolving credit facility.
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Commenting on the announcement, John H. Pinkerton, Lomak's President, said,
"With the closing of the announced purchase, more than 100 Bcfe will have been added to our proved reserves since year end. That is an exceptional degree of progress to have achieved in the first four months of the year. Just as significantly, the properties include a number of extremely promising exploratory prospects, several of which are already well defined through conventional and 3-D seismic. Should initial drilling, which could commence within six months, confirm our interpretation of even a few of these prospects, exploration could begin to contribute a meaningful portion of our ongoing reserve growth.

Given the additional acquisition opportunities under review and our growing exploration and development budget, we elected to fund a portion of the upcoming purchase through a private placement of common stock. We are gratified by the growing institutional demand for our stock and were pleased to reconfirm that additional equity capital is readily available should we require it."

LOMAK PETROLEUM, INC. (NASDAQ: LOMK) is engaged in the acquisition, production and development of oil and gas properties in Texas, Oklahoma and Appalachia.

                                                                   96-5
Contact:     C.R. Michaels, Vice Chairman      (216) 877-6747